

Mail Stop 4546

February 21, 2017

J. David Hansen
Chief Executive Officer
MabVax Therapeutics Holdings, Inc.
11535 Sorrento Valley Road, Suite 400
San Diego, CA 92121

> **Re: MabVax Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2017**
> **File No. 333-216016**

Dear Mr. Hansen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price.

2.   Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Harvey Kesner, Esq.
       Sichenzia Ross Ference Kesner LLP